Offering Document

AgWiki, Inc.
19 North Main, Suite B
Perryville, Mo 63775 https;//agwiki.com
Up to $413,146 in Class A Common Stock at $0.05
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: AgWiki, Inc.
Address: 19 North Main, Suite B, Perryville, MO 63775
State of Incorporation: DE Date Incorporated: May 01,2015

Terms: Equity:

Offering Minimum: $10,000.00 I 200,000 shares of Class A Common Stock Offering Maximum: $413,146 I 8,262,920 shares of Class A Common Stock Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $0.05
Minimum Investment Amount (per investor): $100.00

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227 .20 1 (z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227 .. 303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4.2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a}(6» by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal shall not direct transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Rights of Securities sold in this Offering Voting Proxy.

Each Subscriber shall appoint, the Vice Chairman of the Company (the "Vice-Chairman"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (1) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the Vice-Chairman determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the Vice-Chairman for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency, and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.